REXAM

03 FEB 20 AM 7:21

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

03007436

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

10 February 2003

SUPPL

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

PROCESSED
MAR 1 9 2003
THOMSON
FINANCIAL

Yours faithfully

Jennifer Smith

Jennifer Smith
Assistant Company Secretary

dlw 3/18

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR

FILE NO 82-3

REXAM PRESS RELEASE

Rexam gains clearance for Lüner acquisition

Rexam PLC, the global consumer packaging company, is pleased to confirm that its acquisition of Lüner Glashüttenwerke GmbH, which was announced on 8 January 2003, has been cleared by the German competition authorities.

The transaction is expected to close by mid February.

10 February 2003

Enquiries
Michael Hartnall, Finance Director 020 7227 4100
Per Erlandsson, Director Corporate Communications

Financial Dynamics
Richard Mountain 020 7269 7291

Rexam is one of the world's top five consumer packaging groups. It is a leading global beverage can maker and the No 1 can maker in Europe. Its global operations focus on beverage packaging in metal, glass and plastic, and plastic packaging solutions for the beauty, healthcare, and food industries around the world. The Rexam Group employs some 21,000 people in around 20 countries worldwide and has an ongoing turnover of approximately £3.0 billion. Rexam is a member of the FTSE 100. Its ordinary

FILE NO 82-3

REXAM

PRESS RELEASE

New appointment to Rexam Board

Further to its announcement on 28 October 2002, Rexam PLC, the global consumer packaging company, is pleased to confirm that Graham Chipchase joins the Rexam Board today. He will assume the position of Finance Director on 10 March.

Michael Hartnall, the current Finance Director, retires from the company at the Annual General Meeting in May.

Graham, aged 40,has a BA (Hons) in Chemistry from Oriel College, Oxford and is a Fellow of the Institute of Chartered Accountants. He joins Rexam from GKN plc, the automotive and aerospace engineering group, where he was Finance Director of its Aerospace Services business.

10 February 2003

Enquiries
Michael Hartnall, Finance Director 020 7227 4100
Per Erlandsson, Director Corporate Communications

Financial Dynamics
Richard Mountain 020 7269 7291

Rexam is one of the world's top five consumer packaging groups. It is a leading global beverage can maker and the No 1 can maker in Europe. Its global operations focus on beverage packaging in metal, glass and plastic, and plastic packaging solutions for the beauty, healthcare, and food industries around the world. The Rexam Group employs some 21,000 people in around 20 countries worldwide and has an ongoing turnover of approximately £3.0 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London